                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of December, 2001


                      STELMAR SHIPPING LTD.
         (Translation of registrant's name into English)

                          Status Center
                         2A Areos Street
                      Vouliagmeni, GR 16671
                         Athens, Greece

            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein are unaudited consolidated financial statements with accompanying notes for Stelmar Shipping Ltd. (the
"Company") for the period ended September 30, 2001.

             STELMAR SHIPPING LTD. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS
            DECEMBER 31, 2000 AND SEPTEMBER 30, 2001
            (Expressed in thousands of U.S. Dollars)

                                                       Q3
ASSETS                                   2000         2001
------                                 ---------   -----------
                                                   (unaudited)

CURRENT ASSETS:
  Cash and cash equivalents           $ 26,464     $ 35,541
                                     ---------    ---------
    Accounts receivable-
    Trade                                4,323        6,502
    Other                                  483          647
                                     ---------    ---------
                                         4,806        7,149
                                     ---------    ---------
  Inventories                              415        1,242
  Prepayments and other                    341        1,570
                                     ---------    ---------
        Total current assets            32,026       45,502
                                     ---------    ---------

FIXED ASSETS:
  Advances for vessel acquisition /
    under construction (Note 3)             84       32,167
                                     ---------    ---------

  Vessels (Notes 2 and 4)              321,306      570,470
  Accumulated depreciation
    (Notes 2)                          (56,610)     (71,216)
                                     ---------    ---------
        Net Book Value                 264,696      499,254

  Property and equipment, net              712          850
                                     ---------    ---------
        Total fixed assets             265,492      532,271
                                     ---------    ---------
DEFERRED CHARGES, net                    1,697        6,052
                                     ---------    ---------
        Total assets                 $ 299,215    $ 583,825
                                     =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
  Current portion of long-
    term debt (Note 4)                $ 17,710     $ 38,830
                                     ---------    ---------
  Accounts payable-
    Trade                                2,109        5,415
    Other                                   42          788
                                     ---------    ---------
                                         2,151        6,203
                                     ---------    ---------
  Income taxes payable
  Accrued liabilities                    1,432        2,048
  Accrued bank interest                  4,185        2,416
  Unearned revenue                       1,089        1,554
                                     ---------    ---------
        Total current liabilities       26,567       51,051
                                     ---------    ---------
LONG-TERM DEBT, net of
    current portion (Note 4)           183,082      331,204
                                     ---------    ---------
CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY:
  Preferred stock, $ 0.01 par
    value; 20,000,000 shares
    authorized, none issued.                 -
  Common stock (Note 5)                     76          237
  Additional paid-in
    capital (Note 5)                    55,064      158,333
  Ipo expenses                               -       (8,092)
  Accumulated other
    comprehensive (loss)                  (227)        (227)
  Retained earnings                     34,653       51,319
                                     ---------    ---------
        Total stockholders' equity      89,566      201,570
                                     ---------    ---------
        Total liabilities and
          stockholders' equity       $ 299,215    $ 583,825
                                     =========    =========

The accompanying notes are an integral part of these consolidated balance sheets.

             STELMAR SHIPPING LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF INCOME
      FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2000
             AND 2001 AND FOR THE NINE MONTH PERIODS
                ENDED SEPTEMBER 30, 2000 AND 2001
(Expressed in thousands of U.S. Dollars - except per share data)

                                              For the
                                         Nine Month Period
                                        Ended September 30
                                           2000        2001
                                         --------    --------
                                            (unaudited)
REVENUES:
Revenue from vessels                     49,907       75,982
   Voyage expenses                       (4,454)      (5,714)
                                     ----------   ----------
       Revenue on a time charter basis   45,453       70,268
   Commissions                           (1,352)      (1,792)
                                     ----------   ----------
       Revenue from vessels, net         44,101       68,476
                                     ----------   ----------
EXPENSES:
   Vessel operating expenses             10,937       15,704
   Depreciation                          11,647       14,747
   Impairment loss (Notes 2i and 7)
   Amortization of deferred charges         551          843
   General and administrative expenses    1,745        2,563
                                     ----------   ----------
   Operating income                      19,221       34,619
                                     ----------   ----------
OTHER INCOME (EXPENSES):
   Interest and finance costs, net      (11,615)     (11,051)
   Foreign currency losses                    -         (100)
   Gain on sale of vessel (Note 16)
   Other, net                              (209)          28
                                     ----------   ----------
   Total other income
     (expenses), net                    (11,824)     (11,123)
                                     ----------   ----------
   Income before income taxes             7,397       23,496

   Provision for income taxes                 -            -
                                     ----------   ----------
Net Income                                7,397       23,496
                                     ==========   ==========
Earnings per share, basic                  1.97         2.41
                                     ==========   ==========

Weighted average number of
  shares, basic                       3,750,205    9,761,787
                                     ==========   ==========
Earnings per share, diluted                1.97         2.39
                                     ==========   ==========
Weighted average number of
  shares, diluted                     3,750,205    9,817,219
                                     ==========   ==========

The accompanying notes are an integral part of these consolidated statements.


             STELMAR SHIPPING LTD. AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            FOR THE YEAR ENDED DECEMBER 31, 2000 AND
         THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001
            (Expressed in thousands of U.S. Dollars)

                                                                                  ACCUMULATED
                                                 ADDITIONAL                          OTHER
                           COMPREHENSIVE  CAPITAL  PAID-IN   RETAINED     IPO    COMPREHENSIVE
                              INCOME       STOCK   CAPITAL   EARNINGS  EXPENSES  INCOME/(LOSS)   TOTAL
                           -------------  ------ ----------  --------  --------  -------------   -----

BALANCE,
  December 31, 1999        $              $ 76   $ 55,064    $ 23,418       $ -    $ (143)   $ 78,415

   Net income                 11,235         -          -      11,235         -        -       11,235

   Other comprehensive
     income
   - Currency translation
     adjustments                 (84)        -          -           -         -       (84)        (84)
                            --------

   Comprehensive income     $ 11,151
                            ========    ------   --------    --------    ------   -------   ---------

BALANCE,
  December 31, 2000         $               76     55,064      34,653         -      (227)     89,566

   Net income                 11,539         -          -      23,496         -                23,496

   Other comprehensive
     income
   - Currency translation
     adjustments                   -                                                   -

   Issuance of common stock        -       161     96,439                     -                96,600

   Expenses related to
     the issuance of
     common stock                  -         -          -           -    (8,092)       -       (8,092)

   Reinvestment of                 -         -      6,830      (6,830)        -        -            -
     earnings
                            --------
   Comprehensive income     $ 11,539


                                7




                            ========    ------  ---------    --------  --------    ------   ---------
BALANCE,
   September 30, 2001                    $ 237  $ 158,333    $ 51,319  $ (8,092)   $ (227)  $ 201,570
                                        ======  =========    ========  ========   =======   =========

The accompanying notes are an integral part of these consolidated statements.


                   STELMAR SHIPPING LTD. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND 2001
                  (Expressed in thousands of U.S. Dollars)

                                                        2000         2001
                                                       -------      -------
                                                           (unaudited)

Cash Flows from Operating Activities:

   Net income                                       $ 7,397       23,496
   Adjustments to reconcile net
     income to net cash
   provided by operating activities:
     Depreciation                                    11,647       14,747
     Amortization of deferred
     dry-docking costs                                  546          843
     Amortization of other financing costs               15            9
     Amortization of loan fees                           48           36
   (Increase) Decrease in:
     Accounts receivable                              1,083       (2,343
     Inventories                                        446         (827)
     Prepayments and other                             (244)      (1,229)
   Increase (Decrease) in:
     Accounts payable                                (1,046)       4,052
     Accrued liabilities excluding bank
     loan interest                                      136          616
     Unearned revenue                                 1,075          465
     Accrued interest                                  (600)      (1,769)
   Change in non-cash working capital
     items related to operating activities              850       (1,035)
   Translation adjustment                              (100)          -
                                                   --------     --------
   Net Cash from Operating Activities                20,403       38,096
                                                   --------     --------
   Cash Flows from (used in) Investing
     Activities:
     Advances for vessels acquisition-
     vessels under construction                          (9)     (29,833)
     Vessel acquisitions and/or improvements            (58)    (249,231)
     Capital expenditure for property
     and equipment                                     (301)        (213)
     Proceeds from sale of equipment at
     book value                                          -            -
     Net proceeds from sale of vessel
     Payments for dry-docking                          (718)      (3,618)
                                                   --------     --------
   Net Cash from (used in) Investing Activities      (1,086)    (282,895)
                                                   --------     --------
   Cash Flows from (used in) Financing Activities:

     Proceeds from long-term debt                        -       180,110
     Principal payments of long-term debt           (12,549)     (13,117)
     Repayment of long-term debt due to sale of vessel
     Contribution to paid-in capital                      -       88,508
     Payments for loan fees and other
     financing costs                                   (195)      (1,625)
                                                  ---------    ---------
Net Cash from (used in Financing Activities         (12,744)     253,876
                                                  ---------    ---------
   Net increase in cash and cash equivalents          6,573        9,077
   Cash and cash equivalents at beginning of year    14,741       26,464
                                                  ---------    ---------
   Cash and cash equivalents at end of year        $ 21,314       35,541
                                                  =========    =========

The accompanying notes are an integral part of these consolidated statements.

              STELMAR SHIPPING LTD. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             DECEMBER 31, 2000 AND SEPTEMBER 30, 2001
 (Expressed in thousands of U. S. Dollars -  except per share data unless otherwise stated)


1.  Basis of Presentation and General Information:

    The accompanying consolidated financial statements include the accounts of Stelmar Shipping Ltd. (the "Holding Company") formerly Stelships Inc. and its wholly owned subsidiaries
    (the "Company").

    The Holding Company was formed in January 1997, under the laws of Liberia and became the sole owner of all outstanding shares of Martank Shipping Holdings Ltd. and its subsidiaries and Marship Tankers (Holdings) Ltd. and its subsidiaries.

    In January 1999, the Holding Company became the sole owner of all outstanding shares of Stelmar Tankers (Management) Ltd.
    and Stelmar Tankers (UK) Ltd.

    Following the consummation of the above transaction, the accounts of the Holding Company were restated to reflect the consolidation of all companies for all periods presented following pooling of interest accounting. All of the above mentioned companies share common ownership and management.

    (a) Martank Shipping Holdings Ltd. (the "Martank"): Martank was formed in March 1993, under the laws of the British
         Virgin Islands and is the sole owner of the shares of the following ship owning companies:

                       Country of       Date of    Vessel
            Company   Incorporation  Incorporation  Name       Dwt      Lwt

         Ariel Shipping
         Corporation     Liberia   January 1993   Fulmar     39,521    8,137
         Colmar Ltd.     Liberia   July 1993      Colmar     39,729    8,421
         Nedimar Ltd.    Liberia   October 1993   Nedimar    46,000    9,500
         Kliomar Ltd.    Liberia   August 1997    Kliomar    96,088   14,521
         Polmar Ltd.     Liberia   October 1997   Polys      68,626   13,453
         Cleliamar Ltd.  Liberia   October 1994   Cleliamar  68,626   13,450
         Jacamar Ltd.    Liberia   January 1999   Jacamar   105,500   17,000
                                                            -------   ------
                                                            464,090   84,482
                                                            =======   ======

    (b) Marship Tankers (Holdings) Ltd. (the "Marship"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar Maritime Ltd. Following the transfer of the ownership to the Holding Company the company has become dormant.

    (c) Stelmar Tankers (Management) Ltd. (the "Manager"): The Manager was formed in September 1992 under the laws of Liberia as Blue Weave Tankers and was renamed to Stelmar Tankers (Management) Ltd. in February 1993. Since then it has an office in Greece, established under the provisions of Law 89 of 1967, as amended and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

    (d) Stelmar Tankers (UK) Ltd.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

    (e)  Ship-owning Companies directly owned by the Holding
         Company: The Holding Company, subsequent to December 31,
         1997, acquired, directly, the share capital of the following ship owning companies:

                                                    Vessel
                       Country of      Date of      Name or
            Company   Incorporation Incorporation Hull Number   Dwt     Lwt

         Keymar Ltd.     Liberia   July 1998     Keymar       95,822  16,342
         Takamar Ltd.    Liberia   July 1998     P. Alliance 105,500  17,000
         Primar Shipping
           Ltd.          Liberia   May 1993      Primar       39,538   8,120
         Palmar Maritime
           Ltd.          Liberia   July 1993     City
                                                 University   39,729   8,421
         Luxmar Ltd.     Liberia   February 2001 Luxmar       45,999   9,696
         Rimar Ltd.      Liberia   February 2001 Rimar        45,999   9,710
         Limar Ltd.      Liberia   February 2001 Limar        46,170   9,701
         Almar Ltd.      Liberia   February 2001 Almar        46,162   9,710
         Jamar Ltd.      Liberia   February 2001 Jamar        46,100  14,868
         Camar Ltd.      Liberia   February 2001 Camar        46,100  10,730
         Promar Ltd.     Liberia   February 2001 Promar       39,989   8,300

         Ermar Ltd.      Liberia   February 2001 Ermar        40,000   8,653
         Allenmar Ltd.   Liberia   February 2001 Allenmar     41,570  11,222
         Capemar Ltd.    Liberia   February 2001 Capemar      37,615   8,338
         Petromar Ltd.   Liberia   May 2001      Petromar     35,000   8,536
         Stelmar
           Shipping Ltd. Liberia   January 1997  Hull No. 1071     -       -
         Pearlmar Ltd.   Liberia   July 2000     Hull No. 5210     -       -
         Jademar Ltd.    Liberia   July 2000     Hull No. 5211     -       -
         Rubymar Ltd.    Liberia   July 2000     Hull No. 5212     -       -
         Rosemar Ltd.    Liberia   July 2000     Hull No. 5213     -       -
                                                             -------  ------
                                                             751,293  49,883
                                                            ========  ======

    The Company is engaged in the ocean transportation of petroleum cargoes world wide through the ownership and operation of the tanker vessels mentioned above. Nine of the above vessels are flying the Cyprus flag and remaining the Panama flag.

2.  Significant Accounting Policies:

    (a) Principles of Consolidation: The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles and include for the reporting periods the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these financial statements be read in conjunction with the Company's audited financial statements for the year ended
         December 31, 2000. In the opinion of the management, these financial statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month and six-month periods ended June 30, 2001 are not necessarily indicative of those for a full fiscal year.

    (b) Use of Estimates: The preparation of consolidated financial statements in conformity with the United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (c) Vessels Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction periods. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

         Depreciation is computed using the straight-line method over the estimated useful life of the vessels (twenty-five years), after considering the estimated residual value ($0.210 per LWT ton).

    (d) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. There were 323,500 dilative securities outstanding during the years presented.

    (e) Interest Rate Swap Agreements: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings. Such swap agreements are recorded at fair market value.

         The off-balance sheet risk in outstanding swap agreements involves both the risk of a counterpart not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any one party. The counter parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.

3.  Advances for Vessel Acquisition / Under Construction:

    During July 2000, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of four Panamax tankers with expected deliveries in January, February, March and May 2002. The total construction cost of the new-buildings will amount to $128,800 of which 70% will be financed from the proceeds of long-term bank loans. In this respect the Company arranged three long-term bank loans of $22,500 $45,000 and $22,533, each. The shipbuilding contract provides for stage payments of 20% in advance (which was paid in February 2001 $25,870), 10% on keel laying, 10% on launching (which are expected to be paid during the second semester of 2001) and 60% at delivery.

    During July 2001, the Company entered into an agreement for the purchase of a 35,000 DWT product oil / chemical tanker, which is being constructed by Daedong Shipbuilding Co. Ltd. with expected delivery in February 2002. The purchase price is $30,750 of which 10% was paid upon signing the agreement and the remaining 90% is payable upon delivery of the vessel by the shipyard.

    The loans mentioned above will be drawn-down in trances so as to coincide with the scheduled payments to the shipyard and will mature ten years from the last draw down. The loan of $22,500 will be repayable in forty quarterly installments of $375 plus a balloon payment of $7,500 payable together with the last installment, the loan of $45,000 will be repayable in twenty semiannual installments of $1,550 plus a balloon payment of $14,000 payable together with the last installment and the loan of $22,533 will be repayable in twenty semiannual installments of $626.65 plus a balloon payment of $10,000 payable together with the last installment. The loans will bear interest at LIBOR plus a spread and will be secured as follows:

    Pre-delivery:

    --   Assignment of the shipbuilding contracts

    -- Assignment of the refund guarantee to be issued by the Import Export Bank of Korea

    --   Corporate guarantees

    --   Post-delivery:

    --   First priority mortgages over the vessels

    -- Assignments of earnings and insurance of the mortgaged vessels

    --   Corporate guarantees.

4.  Advances for Vessel Acquisition / Under Construction:

    The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

5.  Long-term Debt

    Long-term debt at December 31, 2000 and June 30, 2001 is analyzed as follows:

                  Borrowers                     2000      2001

    (a)  Ariel Shipping Corporation            9,600      9,000
    (b)  Colmar Ltd.                           7,600      7,000
    (c)  Primar Shipping Ltd. and
         Palmar Maritime Ltd.                23,555      21,470
    (d)  Nedimar Ltd.                        18,200      17,600
    (e)  Luxmar Ltd., Limar Ltd.,
         Camar Ltd., Jamar Ltd. and
         Ermar Ltd.                                -     73,000
    (f)  Rimar Ltd., Almar Ltd.,
         Allenmar Ltd.,
         Capemar Ltd. and Promar Ltd               -     72,000
    (g)  Petromar Ltd.                             -     20,000
    (h)  Kliomar Ltd.                         22,463     21,206
    (i)  Polmar Ltd.                          22,325     20,475
    (j)  Cleliamar Ltd.                       22,325     20,475
    (k)  Keymar Ltd.                          17,583     16,510
    (l)  Takamar Ltd.                         27,516     26,063
    (m)  Jacamar Ltd.                         29,625     27,875
    (n)  Rosemar Ltd.                              -      1,610
    (o)  Rubymar Ltd.                              -      4,500
    (p)  Jademar Ltd.                              -      4,500
    (q)  Pearlmar Ltd.                             -      6,750
                                             -------    -------
            Total                            200,792    370,034
            Less- current portion           (17,710)   (38,830)
                                             -------    -------
            Long-term portion                183,082    331,204
                                             =======    =======

    (a) Loan: Balance of U.S. Dollar bank loan (original amount $16,000) obtained in June 1995 to refinance a previous loan with the same bank. The balance at September 30, 2001 is repayable in three equal semi-annual installments through December 2002 and a balloon payment of $7,200 payable in June 2003. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and September 30, 2001 was 6.96% and 4.5% respectively.

    (b) Loan: Balance of U.S. Dollar bank loan (original amount $14,000) obtained in September 1995 to refinance a previous loan with the same bank. The balance at June 30, 2001 is repayable in three equal semi-annual installments through December 2002 and a balloon payment of $5,200 payable in June 2003. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and September 30,2001 was 6.96% and 4.5 respectively.

    (c) Loan: Balance of U.S. Dollar bank loan (original amount $31,500) obtained in September 1995 to refinance a previous loan with the same bank. Following the assumption of the unpaid balance of $3,080 of the loan of a sold vessel, subsequent to December 31, 2000, the loan was refinanced and the balance at September 30, 2001 is repayable in sixteen equal quarterly installments through September 2005 and a balloon payment of $10,351 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and September 30, 2001 was 7.75% and 4.71% respectively.

    (d) Loan: Balance of U.S. Dollar bank loan (original amount $24,000) obtained in December 1995 to refinance a previous loan with the same bank. The balance at June 30, 2001 is repayable in four equal semi-annual installments through September 2003 and a balloon payment of $15,200 payable in December 2003. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and September 30, 2001 was 6.96% and 3.4%
         respectively.

    (e) Loan: U.S. Dollar bank loan, drawn down in various trances through June 2001, obtained to partially finance the acquisition costs of M/T Luxmar, M/T Limar, M/T Camar, M/T Jamar and M/T Ermar. The loan is repayable in sixteen equal semi-annual installments through June

         2009. The interest rate is based upon LIBOR plus a spread. The interest rate, including spread, at September 30, 2001 was 5.19%.

    (f) Loan: U.S. Dollar bank loan, drawn down in various trances through June 2001, obtained to partially finance the acquisition costs of M/T Rimar, M/T Almar, M/T Allenmar, M/T Capemar and M/T Promar. The loan is repayable in twenty-eight variable quarterly installments through June 2008 and a balloon payment of $23,000,000 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including spread, at September 30, 2001 was 4.63%.

    (g) Loan: U.S. Dollar bank loan obtained in June 2001 to partially finance the acquisition cost of M/T Petromar. The loan is repayable in twenty equal semi-annual installments through June 2011 and a balloon payment of $8,800 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including spread, at September 30, 2001 was 5.49%.

    (h) Loan: Balance of U.S. Dollar bank loan (original amount $30,000) obtained in October 1997 to partially finance the acquisition cost of M/T Kliomar. The balance at September 30, 2001 is repayable in nine equal semi-annual installments through October 2005 and a balloon payment of $9,900 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and September 30, 2001 were 7.48% and 5.23%, respectively.

    (i) Loan: Balance of U.S. Dollar bank loan (original amount $25,500) obtained in December 1997 to partially finance the acquisition cost of M/T Polys. The balance at September 30, 2001 is repayable in thirteen equal semi-annual installments through January 2008 and a balloon payment of $8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and September 30, 2001 were 7.60% and 6.79%, respectively.

    (j) Loan: Balance of U.S. Dollar bank loan (original amount $25,500) obtained in January 1998 to partially finance the acquisition cost of M/T Cleliamar. The balance at September 30, 2001 is repayable in thirteen equal semi-annual installments through January 2008 and a balloon payment of $8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and September 30, 2001 were 7.52% and 4.79%, respectively.

    (k) Loan: Balance of U.S. Dollar bank loan (original amount $20,800) obtained in September 1998 to partially finance the acquisition cost of M/T Keymar. The balance at September 30, 2001 is repayable in twenty-eight equal quarterly installments through September 2008 and a balloon payment of $6,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and September 30, 2001 was 7.33% and
         5.89 respectively.

    (l) Loan: Balance of U.S. Dollar bank loan (original amount $31,875) obtained in September 1998 to partially finance the acquisition cost of M/T P. Alliance. The balance at September 30, 2001 is repayable in twenty-eight equal quarterly installments through September 2008 and a balloon payment of $12,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and September 31,2000 were 7.33% and 4.65%, respectively.

    (m) Loan: Balance of U.S. Dollar bank loan (original amount $31,875) obtained in February 1999 to partially finance the acquisition cost of M/T Jacamar. The balance at September 30, 2001 is repayable in ninteen equal semi-annual installments from December 2001 through February 2011 and a balloon payment of $8,875 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 2000 and September 30, 2001 were 7.55% and 5.91%, respectively.

    (n) Bridge financing to partially finance the advance payment (20%) see note 3. The loan will be paid through the proceeds of the loan that will be obtained upon delivery of the vessel. The interest rate is based upon LIBOR plus a spread and is fixed at 7.15% p.a.

    (o) Bridge financing to partially finance the advance payment (20%) see note 3. The loan will be paid through the proceeds of the loan that will be obtained upon delivery of the vessel. The interest rate is based upon LIBOR plus a spread and is fixed at 7.2% p.a.

    (p) Bridge financing to partially finance the advance payment (20%) see note 3. The loan will be paid through the proceeds of the loan that will be obtained upon delivery of the vessel. The interest rate is based upon LIBOR plus a spread 1.25% and as of September 30, 2001 was 6.47%.

    (q) Bridge financing to partially finance the advance payment (20%) and the second installment see note 3. The loan will be paid through the proceeds of the loan that will be obtained upon delivery of the vessel. The interest rate is based upon LIBOR plus a spread 1.25% and as of September 30, 2001 was 6.77%.

    The loans are secured as follows:

    -- First, second, third and fourth priority mortgages over the Colmar;

    -- First, second and third priority mortgages over the Kliomar;

    -- First and second priority mortgages over the Polys, Cleliamar, Primar and City University;

    -- First priority mortgage over the Fulmar, Nedimar, Keymar, P. Alliance, Jacamar, Luxmar, Limar, Camar,
         Jamar, Ermar, Rimar, Almar, Allenmar, Capemar, Promar and Petromar;

    -- Assignments of earnings and insurance of the mortgaged vessels;

    --   Pledge of shares of the borrowers; and

    --   Corporate guarantees.

    The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. In relation with the covenant regarding dividends payments, $10,617 of retained earnings at December 31, 2000, cannot be distributed without the prior consent of the lending bank.

6.  Capital Stock:

    Capital stock is analyzed as follows:

                         Common   Thousands  Preferred   Thousands   Paid in
                         Stock    of shares  Stock       of shares   Capital
                         ------   ---------  ---------   ---------   -------
    Authorized              361     18,050         400      20,000         -

    Issued and
      outstanding

    Balance December 31,
      1999 and 2000          76      3,824.75        -           -    55,064
    New investors           161      8,050           -           -     96439
    Reinvestment of
      earnings                -          -           -           -     6,830
    Balance June 30, 2001   237     11,874.75        -           -   158,333


    As of March 31, 2001, 323,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan of the Company. The exercise price of each option equals $12.3. Under the terms of the Plan, no options can be exercised until at least two years from the closing of the offering (March 6, 2001). Any shares received on exercise of the options may not be sold until three years from March 6, 2001. The plan expires in 10 years from March 6, 2001.

7.  Earnings per Common Share

    The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the periods. The computation of diluted earnings per share assumes the foregoing and the exercise of all dilative stock options using the treasury method.

8.  Contingencies:

    Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

    The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, is covered by the Protection and indemnity (P&I) Club insurance.

9.  Interest Rate Agreements:

    On October 10, 1999, the Company concluded an interest rate cap agreement for a period of five years (through October 10, 2005) for an amount of $15,000. Under this agreement, the Company is covered for interest rate up to LIBOR of 7%. For this coverage the Company collected in 1999 an amount of $347, which is included in other, net in the accompanying 1999 consolidated financial statements. Since then as LIBOR has not exceeded 7% there was no charge for the Company with respect to this interest rate cap agreement.

    On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through December 12, 2005) for an amount of $14,000, $10,000 and $31,500, respectively. Under these agreements, the Company is covered for interest rate up to 6.50%, 6.45% and 5.88%, respectively.

10. Income Taxes:

    Liberia, Greece, Panama and Cyprus do not impose taxes on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

    Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom.

    Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements.
    Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more that 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. The management of the Company believes that by virtue of the above provisions, it was not subject to tax on its U.S. source income, although sections of the Code are not clear in all respects.

11. Financial Instruments:

    The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

    (a) Interest rate risk: The Company's interest rates and long-term loans repayment terms are described in Note 5 and 8.

    (b) Credit risk: The credit risk is minimized since accounts receivable from charterers are presented net of relevant provision for uncollectable amounts, whenever required.

    (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in
         Note 9 equates to the amount that would be paid by the Company to cancel the swap. Accordingly the fair market values of the swap agreements mentioned above, at December 31, 2000 and September 30, 2001, were $561 and $3,700 respectively.

                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                      STELMAR SHIPPING LTD.
                          (registrant)




Dated:  December 12, 2001             By:  /s/Peter Goodfellow
                                           ___________________
                                           Peter Goodfellow
                                           Chief Executive
                                           Officer


































                               24
02509004.AB3